METALLA ROYALTY & STREAMING LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited - Expressed in thousands of United States dollars)

		As at
		June 30,	December 31,
	Notes	2026	2025
ASSETS
Current assets
Cash and cash equivalents		$10,674	$9,794
Accounts receivable	3	4,994	4,379
Prepaid expenses and other		932	1,259
Total current assets		16,600	15,432

Non-current assets
Royalty, stream, and other interests	4	255,217	255,153
Investment in Silverback		-	200
Deferred income tax assets		119	81
Right-of-use assets and other		658	-
Total non-current assets		255,994	255,434
TOTAL ASSETS		$272,594	$270,866

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Trade and other payables		$1,908	$3,966
Current acquisition payables	13	1,778	2,446
Total current liabilities		3,686	6,412

Non-current liabilities
Revolving credit facility	5	12,345	12,176
Lease liabilities		539	-
Deferred income tax liabilities		515	525
Total non-current liabilities		13,399	12,701
Total liabilities		17,085	19,113

EQUITY
Share capital	8	312,546	310,465
Reserves		14,712	14,371
Deficit		(71,749)	(73,083)
Total equity		255,509	251,753
TOTAL LIABILITIES AND EQUITY		$272,594	$270,866

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on August 12, 2026.

Approved by the Board of Directors

"Brett Heath"	Director	"Amanda Johnston"	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements Page 2

METALLA ROYALTY & STREAMING LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited - Expressed in thousands of United States dollars, except for share and per share amounts)

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
	Notes	2026	2025	2026	2025

Revenue from royalty interests	6	$5,224	$2,695	$8,288	$4,416
Depletion on royalty interests	4	(470)	(558)	(834)	(1,055)
Gross profit		4,754	2,137	7,454	3,361

General and administrative expenses	7	(1,426)	(1,067)	(2,973)	(1,966)
Share-based payments	8	(1,010)	(845)	(1,790)	(1,391)
Earnings from operations		2,318	225	2,691	4

Share of net income (loss) of Silverback		(40)	36	48	73
Interest expense	5	(301)	(454)	(650)	(902)
Finance charges	5	(70)	(81)	(107)	(161)
Loss on extinguishment of convertible loan facility	5	-	(738)	-	(738)
Foreign exchange loss		(42)	(412)	(78)	(413)
Other income (expenses)		78	(179)	336	(172)
Earnings (loss) before income taxes		1,943	(1,603)	2,240	(2,309)
Current income tax expense		(748)	(161)	(955)	(213)
Deferred income tax recovery		28	28	49	55
Net income (loss) and comprehensive income (loss)		$1,223	$(1,736)	$1,334	$(2,467)

Earnings (loss) per share - basic and diluted		$0.01	$(0.02)	$0.01	$(0.03)
Weighted average number of shares outstanding:
Basic	9	93,450,558	92,521,443	93,332,590	92,432,352
Diluted	9	95,874,789	92,521,443	95,828,070	92,432,352

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements Page 3

METALLA ROYALTY & STREAMING LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited - Expressed in thousands of United States dollars)

		Six months ended
		June 30,	June 30,
	Notes	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)		$1,334	$(2,467)
Items not affecting cash:
Depletion	4	834	1,055
Interest expense		650	902
Finance charges		107	161
Share-based payments		1,790	1,391
Share of net income of Silverback		(48)	(73)
Loss on extinguishment of convertible loan facility	5	-	738
Income tax expense		906	158
Unrealized foreign exchange loss		86	407
Other		(136)	171
		5,523	2,443

Income taxes paid		(515)	-

Changes in non-cash working capital items:
Accounts receivable		(614)	(248)
Prepaid expenses and other		441	192
Trade and other payables		(2,495)	(1,059)
Net cash provided by operating activities		2,340	1,328

CASH FLOWS FROM INVESTING ACTIVITIES
Settlement of acquisition payables		(1,620)	-
Dividends received from Silverback		248	139
Purchase of furniture and fixtures		(95)	-
Net cash provided by (used in) investing activities		(1,467)	139

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options		632	-
Draw down on revolving credit facility	5	-	13,100
Settlement of convertible loan facility	5	-	(11,919)
Interest paid		(434)	(1,300)
Finance charges paid	5	(106)	(1,224)
Net cash provided by (used in) financing activities		92	(1,343)

Effect of exchange rate changes on cash and cash equivalents		(85)	76

Changes in cash and cash equivalents during period		880	200
Cash and cash equivalents, beginning of period		9,794	9,717
Cash and cash equivalents, end of period		$10,674	$9,917

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements Page 4

METALLA ROYALTY & STREAMING LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Unaudited - Expressed in thousands of United States dollars, except for share amounts)

	Number of	Share			Total
	Shares	Capital	Reserves	Deficit	Equity
Balance as at December 31, 2024	92,076,438	$307,848	$13,021	$(68,842)	$252,027
Conversion of loan payable	412,088	1,043	-	-	1,043
Shares issued on vesting of restricted share units	36,250	173	(173)	-	-
Share-based payments - stock options	-	-	503	-	503
Share-based payments - restricted share units	-	-	888	-	888
Loss for the period	-	-	-	(2,467)	(2,467)
Balance as at June 30, 2025	92,524,776	$309,064	$14,239	$(71,309)	$251,994

	Number of	Share			Total
	Shares	Capital	Reserves	Deficit	Equity
Balance as at December 31, 2025	92,899,448	$310,465	$14,371	$(73,083)	$251,753
Shares issued on exercise of stock options	339,532	1,282	(650)	-	632
Shares issued on vesting of restricted share units	256,894	799	(799)	-	-
Share-based payments - stock options	-	-	536	-	536
Share-based payments - restricted share units	-	-	1,254	-	1,254
Income for the period	-	-	-	1,334	1,334
Balance as at June 30, 2026	93,495,874	$312,546	$14,712	$(71,749)	$255,509

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements Page 5

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026, AND 2025
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, and per share amounts)

1. NATURE OF OPERATIONS

Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company"), incorporated in British Columbia, Canada, is a precious metals royalty and streaming company, which engages in the acquisition and management of gold, silver, and copper royalties, streams, and similar production-based interests. The Company's common shares ("Common Shares") are listed on the TSX Venture Exchange ("TSX-V") under the symbol "MTA" and on the NYSE American ("NYSE") under the symbol "MTA". The head office and principal address is 605 – 200 Burrard Street, Vancouver, British Columbia, Canada.

The Company has incurred a cumulative deficit to date of $71.7 million as at June 30, 2026, and in prior years has had losses from operations for multiple years. Management expects that its cash balance, cash flows from operating activities, and available credit facilities will be sufficient to fund the operations of the Company for at least twelve months from the date of this report. Continued operations of the Company are dependent on the Company's ability to generate positive cash flow in the future, receive continued financial support, and/or complete external financing.

2. SUMMARY OF MATERIAL ACCOUNTING POLICIES

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared using accounting policies in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34, Interim Financial Reporting. These condensed interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2025.

(b) Basis of Preparation and Measurement

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments, which have been measured at fair value. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

These condensed interim consolidated financial statements are presented in United States dollars, which is the Company's functional currency, and all values are rounded to the nearest thousand United States dollars except as otherwise indicated.

The preparation of financial statements in accordance with IAS 34 requires the use of certain accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies. Information about significant areas of estimation uncertainty and judgments made by management in preparing the condensed interim consolidated financial statements are unchanged from those disclosed in the Company's most recent annual consolidated financial statements for the year ended December 31, 2025.

(c) Change in Accounting Policy

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company's most recent annual consolidated financial statements for the year ended December 31, 2025, except for the change as discussed below.

The Company adopted amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures effective January 1, 2026. These amendments include clarifications to the derecognition requirements for financial liabilities settled through electronic payment systems, additional guidance on the classification of financial assets with contingent features, and additional disclosure requirements for financial instruments. The Company also adopted Contracts Referencing Nature-dependent Electricity Amendments to IFRS 9 and IFRS 7 effective January 1, 2026. There was no material impact to the financial statements from the adoption of these new accounting standards.

Condensed Interim Consolidated Financial Statements Page 6

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026, AND 2025
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, and per share amounts)

2. SUMMARY OF MATERIAL ACCOUNTING POLICIES (CONT'D…)

(d) Future Changes to Accounting Policies

Certain new accounting standards and amendments to accounting standards have been published that are not mandatory for the three and six months ended June 30, 2026, and have not been early adopted by the Company. New and amended accounting standards that are not applicable to the Company have been excluded from this note. The Company is currently assessing the impact of the following new standard:

  IFRS 18 - Presentation and Disclosure in Financial Statements ("IFRS 18") is a new standard that will provide new presentation and disclosure requirements, and which will replace IAS 1 - Presentation of Financial Statements. IFRS 18 introduces changes to the structure of the statement of profit or loss; provides required disclosures in financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements; and provides enhanced principles on aggregation and disaggregation in financial statements. Many other existing principles in IAS 1 have been maintained. IFRS 18 is effective for years beginning on or after January 1, 2027, with earlier application permitted, and applies to comparative information.

3. ACCOUNTS RECEIVABLE

	As at
	June 30,	December 31,
	2026	2025
Royalty and stream receivables	$4,867	$4,312
GST and other recoverable taxes	72	33
Other receivables	55	34
Total accounts receivable	$4,994	$4,379

As at June 30, 2026, and December 31, 2025, the Company did not have any royalty and stream receivables that were past due. The Company's allowance for doubtful accounts as at June 30, 2026, and December 31, 2025, was $Nil.

4. ROYALTY, STREAM, AND OTHER INTERESTS

	Producing	Development	Exploration
	Assets	Assets	Assets	Total
As at December 31, 2024	$26,014	$221,484	$7,804	$255,302
Côté-Gosselin acquisition	-	2,437	-	2,437
Depletion	(2,240)	-	-	(2,240)
Reclassifications and other(1)	1,785	(1,785)	(346)	(346)
As at December 31, 2025	$25,559	$222,136	$7,458	$255,153
Hoyle Pond milestone amount	-	898	-	898
Depletion	(834)	-	-	(834)
Reclassification	553	(553)	-	-
As at June 30, 2026	$25,278	$222,481	$7,458	$255,217

Historical cost	$38,349	$227,253	$7,507	$273,109
Accumulated depletion and impairments	$(13,071)	$(4,772)	$(49)	$(17,892)

(1) During the year ended December 31, 2025, the Company wrote off an exploration asset in its entirety for $0.3 million.

Condensed Interim Consolidated Financial Statements Page 7

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026, AND 2025
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, and per share amounts)

4. ROYALTY, STREAM, AND OTHER INTERESTS (CONT'D…)

(a) During the six months ended June 30, 2026, the Company completed the following transaction:

Hoyle Pond Milestone Amount

During the six months ended June 30, 2026, a contractual milestone payment associated with the Company's interest in the Hoyle Pond Extension property was achieved, resulting in a payment obligation of C$1.0 million to the counterparty. The original purchase agreement had further contingent milestone payments totalling C$6.5 million associated with the Hoyle Pond, Timmins West Extension, and the DeSantis mine that would become payable by the Company upon the achievement of specific milestones at each of the underlying properties. Upon achievement of the first milestone at Hoyle Pond, the Company reached an agreement with the counterparty whereby all current and future milestone payments related to Hoyle Pond, Timmins West Extension, and the DeSantis mine have been eliminated and in exchange Metalla will make a payment in cash of C$1.25 million ($0.9 million). In May 2026, C$0.5 million ($0.4 million) of the C$1.25 million was paid in cash, with the remaining amount expected to be paid by the end of 2026.

Reclassification

During the six months ended June 30, 2026, the Company reclassified Amalgamated Kirkland from development assets to producing assets and commenced depletion as Agnico Eagle Mines Ltd. announced that it had begun trucking and processing ore from the Amalgamated Kirkland deposit.

(b) During the year ended December 31, 2025, the Company completed the following transactions:

Acquisition

On October 31, 2025, the Company completed the acquisition of a further 0.15% interest in the Côté-Gosselin Net Smelter Return ("NSR") royalty for C$3.4 million ($2.4 million) in cash, bringing Metalla's total ownership on the Côté-Gosselin NSR royalty to 1.50%.

Reclassification

During the year ended December 31, 2025, the Company reclassified Endeavor from development assets to producing assets and commenced depletion because of the restart of the Endeavor mine.

Condensed Interim Consolidated Financial Statements Page 8

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026, AND 2025
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, and per share amounts)

5. LOANS PAYABLE

	Revolving	Convertible
	Credit Facility	Loan Facility	Total
As at December 31, 2024	$-	$12,693	$12,693
Draw down on revolving credit facility	13,100	-	13,100
Transaction costs	(1,084)	-	(1,084)
Interest and accretion expense	628	772	1,400
Principal repayment	-	(11,919)	(11,919)
Conversion	-	(1,043)	(1,043)
Extinguishment of loan facility	-	738	738
Interest payment	(305)	(1,300)	(1,605)
Accrued fees payment	-	(536)	(536)
Foreign exchange adjustments	-	501	501
Fair value adjustment of derivative portion	-	94	94
As at December 31, 2025(1)	$12,339	$-	$12,339
Interest and accretion expense	588	-	588
Interest payment	(422)	-	(422)
As at June 30, 2026	$12,505	$-	$12,505
Less: Accrued interest included in accounts payable	(160)	-	(160)
As at June 30, 2026	$12,345	$-	$12,345

 (1) The closing balance at December 31, 2025, includes $0.2 million of accrued interest included in accounts payable.

Revolving Credit Facility

On June 24, 2025, Metalla entered into a definitive agreement with the Bank of Montreal ("BMO") and National Bank Financial ("NBF") for a revolving credit facility of $40.0 million (the "RCF"), with an accordion feature for an additional $35.0 million of availability option, subject to certain conditions, to increase the facility to $75.0 million. Upon close, the Company drew down $13.1 million from the RCF and incurred transaction costs of $1.1 million which will be amortized over the term of the loan.

The RCF is available to finance acquisitions and investments, and for general corporate purposes. The RCF has a maturity date of June 24, 2028, which is extendable annually for one year on the mutual agreement of Metalla, BMO, and NBF. Drawdowns under the RCF can either be USD base rate advances which will bear an interest rate equal to a base rate plus applicable margin, or can be term benchmark advances which will bear an interest rate equal to the Secured Overnight Financing Rate ("SOFR") plus a credit spread adjustment of 0.10%, plus an applicable margin of 2.50% to 3.50% per annum depending on the Company's net leverage ratio.  The undrawn portion of the RCF is subject to a standby fee of 0.56% to 0.79% per annum depending on the Company's net leverage ratio.

The RCF is subject to standard conditions and covenants which include a net leverage ratio, an interest coverage ratio, and a minimum liquidity amount. The Company was in full compliance with all covenants as at June 30, 2026. The RCF is secured by a first-ranking security interest over all present and future property and assets of the Company and its material subsidiaries.

For the three months ended June 30, 2026, the Company recognized interest expenses associated with the RCF of $0.3 million (June 30, 2025 - less than $0.1 million), and recognized finance charges of less than $0.1 million (June 30, 2025 - less than $0.1 million) related to standby fees associated with the RCF.

Condensed Interim Consolidated Financial Statements Page 9

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026, AND 2025
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, and per share amounts)

5. LOANS PAYABLE (CONT'D…)

For the six months ended June 30, 2026, the Company recognized interest expenses associated with the RCF of $0.6 million (June 30, 2025 - less than $0.1 million), and recognized finance charges of $0.1 million (June 30, 2025 - less than $0.1 million) related to standby fees associated with the RCF.

As at June 30, 2026, the amount drawn on the RCF was $13.1 million, the availability under the RCF was $26.9 million, and the transaction costs, net of accumulated amortization were $0.8 million.

Convertible Loan Facility

In March 2019, the Company entered into a convertible loan facility (the "Loan Facility") with Beedie Investments Ltd. ("Beedie") to fund acquisitions of royalties and streams, which was subsequently amended from time to time. The Loan Facility bore interest on amounts advanced and a standby fee on funds available. Funds advanced were convertible into Common Shares at Beedie's option, with the conversion price determined at the date of each drawdown or at the conversion date (in the case of the conversion of accrued and unpaid interest). The Loan Facility was secured by certain assets of the Company.

Effective December 1, 2023, Metalla and Beedie entered into an amended and restated convertible Loan Facility agreement to amend and restate the loan facility (the "A&R Loan Facility"). Pursuant to the A&R Loan Facility, the parties agreed to among other things, increase the A&R Loan Facility from C$25.0 million to C$50.0 million, amend the conversion price of the principal amount outstanding of C$16.4 million to a conversion price of C$6.00 per share, amend the conversion price of any accrued and unpaid interest to a conversion price equal to the market price of the shares of Metalla at the time of conversion, and have any accrued and unpaid fees to not be convertible into Common Shares.

On June 24, 2025, concurrent with the closing of the RCF, the Company fully repaid and retired the A&R Loan Facility.  The final payments to Beedie included a repayment of the principal balance outstanding of C$16.4 million plus C$0.7 million in accrued interest and standby fees.  In connection with the retirement of the A&R Loan Facility, certain assets secured by Beedie were released and there are no further amounts due under the A&R Loan Facility.

On June 24, 2025, upon retirement of the A&R Loan Facility, the Company recorded a $0.7 million loss on extinguishment, which represents the difference between the carrying amount of the A&R Loan Facility on the retirement date and the amount that was paid to retire the A&R Loan Facility.

6. REVENUE

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025	2026	2025
Tocantinzinho	$1,261	$1,016	$2,493	$1,776
Aranzazu	707	576	1,356	1,044
Endeavor	1,414	-	1,691	-
Wharf	1,551	917	2,112	1,276
La Guitarra	153	98	351	182
La Encantada	109	87	256	135
Amalgamated Kirkland	27	-	27	-
Total royalty revenue	5,222	2,694	8,286	4,413
Other fixed royalty payments	2	1	2	3
Total revenue	$5,224	$2,695	$8,288	$4,416

Condensed Interim Consolidated Financial Statements Page 10

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026, AND 2025
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, and per share amounts)

7. GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025	2026	2025
Compensation and benefits	$515	$490	$1,086	$969
Corporate administration	429	287	1,075	515
Professional fees	439	255	663	366
Listing and filing fees	43	35	149	116
Total general and administrative expenses	$1,426	$1,067	$2,973	$1,966

8. SHARE CAPITAL

Authorized share capital consists of an unlimited number of Common Shares without par value.

(a) Issued Share Capital

As at June 30, 2026, the Company had 93,495,874 Common Shares issued and outstanding (December 31, 2025 - 92,899,448).

During the six months ended June 30, 2026, the Company issued 596,426 Common Shares related to the vesting of restricted shares units ("RSUs") and the exercise of stock options.

During the year ended December 31, 2025, the Company:

  issued 412,088 Common Shares related to the conversion of a portion of the accrued interest from the A&R Loan Facility; and
  issued 410,922 Common Shares related to the vesting of RSUs and the exercise of stock options.

(b) Stock Options

The Company has adopted a stock option plan approved by the Company's shareholders. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time, less the amount reserved for RSUs. The plan allows for a cash-less broker exercise, or a net exercise on some of the Company's stock options upon vesting, both of which are subject to approval from the Company's Board of Directors. The vesting terms, if any, are determined by the Company's Board of Directors at the time of the grant.

Condensed Interim Consolidated Financial Statements Page 11

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026, AND 2025
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, and per share amounts)

8. SHARE CAPITAL (CONT'D…)

The continuity of stock options for the six months ended June 30, 2026, was as follows:

	Weighted
	Average
	Exercise Price	Number
	(C$)	Outstanding
As at December 31, 2024	$7.02	2,883,207
Granted	4.41	955,000
Exercised(1)	4.46	(157,500)
Expired	10.00	(698,750)
Forfeited	4.26	(17,500)
As at December 31, 2025	$5.63	2,964,457
Granted	9.88	475,700
Exercised(1)	4.62	(453,500)
Expired	11.73	(310,000)
Forfeited	6.72	(81,400)
As at June 30, 2026	$5.82	2,595,257

(1) During the six months ended June 30, 2026, 266,500 stock options were exercised on a net exercise basis with a total of 152,532 Common Shares issued for the exercise (2025 - 157,500 and 78,262, respectively). The weighted average share price on the exercise date of the stock options exercised during the six months ended June 30, 2026, was C$11.43 (2025 - C$9.25).

During the six months ended June 30, 2026, the Company granted 475,700 stock options (December 31, 2025 - 955,000) with a weighted-average exercise price of C$9.88 (December 31, 2025 - C$4.41) and a grant date fair value of $1.3 million or $2.69 per option (December 31, 2025 - $1.1 million or $1.19 per option). The fair value of the stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	Six months	Twelve months
	ended	ended
	June 30,	December 31,
	2026	2025
Risk free interest rate	2.41%	2.79%
Expected dividend yield	0%	0%
Expected stock price volatility	50%	51%
Expected life in years	3.25	3.25
Forfeiture rate	0%	0%

Condensed Interim Consolidated Financial Statements Page 12

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026, AND 2025
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, and per share amounts)

8. SHARE CAPITAL (CONT'D…)

For the three and six months ended June 30, 2026, in accordance with the vesting terms of the stock options granted, the Company recorded charges to share-based payments expense of $0.3 million and $0.5 million, respectively (June 30, 2025 - $0.3 million and $0.5 million), with offsetting credits to reserves. As at June 30, 2026, the weighted average remaining life of the stock options outstanding was 2.79 years (December 31, 2025 - 2.64 years).

The Company's outstanding and exercisable stock options as at June 30, 2026, and their expiry dates are as follows:

	Exercise Price	Number	Number
Expiry Date	(C$)	Outstanding	Exercisable
August 27, 2026	$9.17	217,800	217,800
July 20, 2027	$4.33	118,800	118,800
August 16, 2027	$5.98	295,000	295,000
February 22, 2028	$4.12	100,357	100,357
December 28, 2028	$4.05	520,000	520,000
July 23, 2029	$4.14	80,000	-
February 20, 2030	$4.41	822,000	396,500
February 12, 2031	$9.88	441,300	-
		2,595,257	1,648,457

(c) Restricted Share Units

The Company has adopted an RSU plan approved by the Company's shareholders. The maximum number of RSUs that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time, less the amount reserved for stock options. The vesting terms are determined by the Company's Board of Directors at the time of issuance, the standard vesting terms have one-half vest in one year and one-half vest in two years. The Company's RSUs are equity-settled.

The continuity of RSUs for the six months ended June 30, 2026, was as follows:

Number
Outstanding
As at December 31, 2024	897,660
Granted	525,788
Settled	(332,660)
Forfeited	(8,750)
As at December 31, 2025	1,082,038
Granted	595,175
Settled	(256,894)
Forfeited	(52,959)
As at June 30, 2026	1,367,360

For the three and six months ended June 30, 2026, in accordance with the vesting terms of the RSUs granted, the Company recorded charges to share-based payments expense of $0.7 million and $1.3 million, respectively (June 30, 2025 - $0.5 million and $0.9 million), with offsetting credits to reserves.

Condensed Interim Consolidated Financial Statements Page 13

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026, AND 2025
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, and per share amounts)

9. EARNINGS PER SHARE ("EPS")

Diluted earnings per share is calculated using the treasury method which assumes that outstanding stock options, with exercise prices that are lower than the average market price of the Common Shares for the relevant period, are exercised and the proceeds are used to purchase shares of the Company at the average market price of the common shares for the relevant period.

Diluted EPS is calculated based on the following weighted average number of shares outstanding:

	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Basic weighted average number of shares outstanding	93,450,558	92,521,443	93,332,590	92,432,352
Dilutive effect of RSUs	1,367,360	-	1,367,360	-
Dilutive effect of stock options	1,056,871	-	1,128,120	-
Diluted weighted average number of shares outstanding	95,874,789	92,521,443	95,828,070	92,432,352

As a result of the net losses for the three and six months ended June 30, 2025, all potentially dilutive common shares were antidilutive for the respective periods and thus diluted loss per share is equal to the basic loss per share.

10. RELATED PARTY TRANSACTIONS AND BALANCES

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025	2026	2025
Salaries and fees	$363	$338	$718	$661
Share-based payments	903	686	1,615	1,133
Total related party expenses	$1,266	$1,024	$2,333	$1,794

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

As at June 30, 2026, the Company had $Nil (December 31, 2025 - $1.8 million) due to directors and management related to remuneration and expense reimbursements. As at June 30, 2026, the Company had $Nil (December 31, 2025 - $Nil) due from directors and management.

11. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant Non-Cash Investing and Financing Activities

During the six months ended June 30, 2026, the Company:

a) recognized a right-of-use asset and corresponding lease liability of $0.6 million;

b) reallocated $0.8 million from reserves for 256,894 RSUs that settled; and

c) reallocated $0.7 million from reserves for 453,500 stock options exercised.

During the six months ended June 30, 2025, the Company:

a) issued 412,088 Common Shares, valued at $1.0 million, for the conversion of a portion of the accrued interest from the A&R Loan Facility; and

b) reallocated $0.2 million from reserves for 36,250 RSUs that settled.

Condensed Interim Consolidated Financial Statements Page 14

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026, AND 2025
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, and per share amounts)

12. FINANCIAL INSTRUMENTS

The Company classified its financial instruments as follows:

	As at
	June 30,	December 31,
	2026	2025
Financial assets
Amortized cost:
Cash and cash equivalents	$10,674	$9,794
Royalty and stream receivables	4,867	4,312
Other receivables	127	67
Fair value through profit or loss:
Marketable securities	396	260
Total financial assets	$16,064	$14,433

Financial liabilities
Amortized cost:
Trade and other payables	$1,908	$3,966
Revolving credit facility	12,345	12,176
Acquisition payables	1,778	2,446
Total financial liabilities	$16,031	$18,588

Fair Value

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

a) Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

b) Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

c) Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Cash and cash equivalents, accounts receivables (royalty and stream receivables, and other receivables), and accounts payable (trade and other payables), are carried at amortized cost. Their carrying value approximated their fair value because of the short-term nature of these instruments or because they reflect amounts that are receivable to the Company without further adjustments. Marketable securities are carried at fair value and are classified within Level 1 of the fair value hierarchy. Marketable securities are included in prepaid expenses and other on the Company's statement of financial position. There were no transfers between the levels of the fair value hierarchy during the six months ended June 30, 2026, and the year ended December 31, 2025.

The RCF and acquisition payables are carried at amortized cost. The RCF is classified within Level 2 because its applicable interest rate includes an adjustment based on the Company's net leverage ratio and a credit spread adjustment (Note 5). As at June 30, 2026, the fair value of the RCF was $11.6 million (December 31, 2025 - $11.4 million). In prior periods, the Company had derivative loan liabilities embedded in the A&R Loan Facility that were carried at fair value and were classified within Level 3 of the fair value hierarchy, with the retirement of the A&R Loan Facility on June 24, 2025, the Company no longer has any derivative loan liabilities.

Condensed Interim Consolidated Financial Statements Page 15

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026, AND 2025
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, and per share amounts)

12. FINANCIAL INSTRUMENTS (CONT'D…)

Capital Risk Management

The Company's objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company's ability to continue as a going concern. The capital of the Company consists of share capital. The Board of Directors does not establish a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares in order to meet its financial obligations. The management of the Company believes that the capital resources of the Company as at June 30, 2026, are sufficient for its present needs for at least the next twelve months. The Company is not subject to externally imposed capital requirements.

Credit Risk

Credit risk arises from cash deposits, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company's cash deposits are primarily held with a Canadian chartered bank. Receivables include value added tax due from the Canadian government. The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company's credit risk has not declined from the prior year.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty and stream interests, its cash on-hand, and its committed liabilities. The maturities of the Company's loan liabilities are disclosed in Note 5. All current liabilities are settled within one year.

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company primarily operates in Canada, Australia, Mexico, and the United States and incurs expenditures in currencies other than United States dollars. Thereby, the Company is exposed to foreign exchange risk arising from currency exposure. The Company has not hedged its exposure to currency fluctuations. Based on the above net exposure, as at June 30, 2026, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the United States dollar against the Canadian dollar, Australian dollar, and Mexican peso would result in an increase/decrease in the Company's pre-tax income of less than $0.1 million.

Interest Rate Risk

Interest rate risk is the risk that the fair value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The only financial instrument that is subject to interest rate risk is the RCF (Note 5), which bears a variable interest rate when drawn. The undrawn portion of the RCF is subject to standby charges. There is no significant impact on the Company's pre-tax loss with a 1% increase or decrease in the interest rate charged on the RCF as at June 30, 2026.

Condensed Interim Consolidated Financial Statements Page 16

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026, AND 2025
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, and per share amounts)

12. FINANCIAL INSTRUMENTS (CONT'D…)

Commodity Price Risk

The Company's royalties, streams, and other interests are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of gold, copper, and silver are the primary drivers of the Company's profitability and ability to generate free cash flow. All of the Company's future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

13. COMMITMENTS

As at June 30, 2026, the Company had the following contractual obligations, including interest:

	Less than	1 to	Over
	1 year	3 years	3 years	Total
Trade and other payables	$1,908	$-	$-	$1,908
Loans payable(1)	789	14,265	-	15,054
Payments related to acquisition of royalties(2)(3)	1,778	-	-	1,778
Lease liabilities	70	144	536	750
Total commitments	$4,545	$14,409	$536	$19,490

(1) Payments required to be made on the RCF based on the closing balance, applicable interest rate, and availability under the RCF as at June 30, 2026.

(2) Cash payment of $1.25 million required for the royalty on the Lama project in January 2027.

(3) Payment of $0.5 million (C$0.75 million) in cash required for a milestone payment under the Hoyle Pond Extension property (Note 4).

In addition to the commitments above, the Company could in the future have additional commitments payable in cash and/or shares related to the acquisition of royalty and stream interests. However, these payments are subject to certain triggers or milestone conditions that have not been met as at June 30, 2026.

14. SEGMENTED INFORMATION

The Company operates in one industry and has one reportable operating segment, consisting of acquiring and managing gold, silver, and copper royalties, streams, and similar production-based interests, which is managed and reviewed by the Company's CEO who is the chief operating decision maker.

Revenue by geographical region includes revenues earned from royalties and streams and is determined by the geographic area of the mining operations giving rise to the royalty revenue. The Company's revenue by geographical area during the three and six months ended June 30, 2026, and 2025 was as follows:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025	2026	2025
Revenue by geographical region:
Australia	$1,414	$-	$1,691	$-
Brazil	1,261	1,016	2,493	1,776
Canada	27	-	27	-
Mexico	969	761	1,963	1,361
USA	1,553	918	2,114	1,279
Total revenue	$5,224	$2,695	$8,288	$4,416

Condensed Interim Consolidated Financial Statements Page 17

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026, AND 2025
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, and per share amounts)

14. SEGMENTED INFORMATION (CONT'D…)

The geographical region of royalties, streams, and other mining interests are determined by the geographic area of the mining operations related to the royalties, streams and other mining interests. As at June 30, 2026, and December 31, 2025, non-current assets were located in the following geographical regions:

	As at
	June 30,	December 31,
	2026	2025
Non-current assets by geographical region:
Argentina	$41,711	$41,711
Australia	6,940	6,974
Brazil	14,762	15,067
Canada	41,858	40,303
Chile	62,419	62,419
Mexico	48,466	48,875
USA	39,735	39,782
Other	103	303
Total non-current assets	$255,994	$255,434

Condensed Interim Consolidated Financial Statements Page 18